

Mail Stop 3720

February 7, 2017

Mr. Wei Wang
Chief Executive Officer
ChineseInvestors.com, Inc.
226 West Valley Boulevard
Suite 208A
San Gabriel, CA 91776

> **Re: ChineseInvestors.com, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2016**
> **Response dated** February 3, 2017
> **File No. 000-54207**

Dear Mr. Wang:

We have reviewed your February 3, 2017 response to our comment letter and have the following comments.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 9A. Controls and Procedures
Management's Annual Report on Internal Control Over Financial Reporting, page 2

1.   Please combine the two reports into a single report containing management's assessment of the effectiveness of internal control over financial reporting at May 31, 2016 (no reference to May 31, 2015) with reference to the 2013 Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In your report, please ensure that all required components pursuant to Item 308(a) of Regulation S-K are included as we note they are intermingled between the two reports presented.

Exhibits 31 and 32 (omitted)

2.   Please update and file the certifications for the amendment to your Form 10-K for the year ended May 31, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273, Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications